Contact

www.linkedin.com/in/ozsultan
(LinkedIn)

Top Skills

Written Communication
Digital Health
Field Service Management

Languages

English (Native or Bilingual)
German (Native or Bilingual)
French (Limited Working)
Arabic (Limited Working)
Japanese (Limited Working)
Urdu (Limited Working)
Latin (Limited Working)

Publications

The Counterterrorism Review

Oz Sultan

Chief Strategist @ Sultan Interactive Group | RWAs, ISO 20022, Blockchain development, Government Relations
New York, New York, United States

Summary

I bring over 25 years of experience spanning financial services, gaming, emerging technologies, and advanced hardware skunkworks, with executive leadership roles including CTO and Director. My current focus sits at the convergence of sovereign technology strategy, blockchain innovation, real-world asset (RWA) tokenization, and government relations, with an emphasis on translating cutting-edge technology into deployable, policy-aligned systems.I currently serve as Chief Strategy Officer of Sultan Interactive Group, a strategic consultancy specializing in AI, Big Data, Digital Twins, Web3, Blockchain, and custom hardware innovation. Our work includes the design and execution of hardware–software skunkworks programs, particularly for high-performance compute, AI acceleration, secure infrastructure, and next-generation data center environments.We are deeply engaged in RWA tokenization and the development of country-level stablecoins, supporting both sovereign and private-sector initiatives. Our team delivers end-to-end blockchain advisory and technical development, while also providing tailored government relations services for global companies entering or expanding within the U.S. market. Through partnerships with highly connected lobbying groups in Washington, D.C., we help clients navigate regulatory frameworks, engage key decision-makers, and align technology initiatives with national policy and security objectives.Beyond consulting, I advise investment funds on emerging technology opportunities across AI, XR, blockchain, tokenomics, sovereign compute, and geopolitically sensitive infrastructure, including data centers and digital identity systems.I am a board member of the Homeland Security Foundation of America, visiting faculty at CUNY teaching Web3 Marketing and Blockchain, and a researcher focused on countering extremist radicalization in digital environments.I am actively available for collaboration on blockchain strategy, RWA tokenization, stablecoin development, hardware skunkworks initiatives, and fractional CTO or Chief Architect engagements—particularly for organizations seeking

to bridge technology, infrastructure, and public policy in the U.S. and allied jurisdictions.

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Experience

Sultan Interactive Group
Chief Strategist
March 2010 - Present (16 years 2 months)
Greater New York City Area

DAO Transformation & Governance: Led multiple DAO implementations and governance structuring initiatives, enabling decentralized decision-making, token economics optimization, and community growth for Web3 ventures

Blockchain Project Rescues & Optimization: Successfully turned around struggling blockchain and crypto projects, optimizing smart contract deployment, token liquidity, and regulatory compliance, saving projects with valuations up to $100M.

Startup Incubation & Acceleration: Incubated and advised over 30 startups in Web3, XR, AI, and blockchain sectors, providing go-to-market strategies, fundraising support, product development guidance, and investor pitch refinement.

Fortune 1000 & Startup Consulting: Led consulting engagements across Fortune 1000 and high-growth startup clients in Web3, blockchain, big data, and real-world asset (RWA) projects, delivering measurable results with total project success valuations exceeding $100M.

Banking Systems & ISO 20022 Integration: Directed the implementation and upgrade of banking systems to integrate ISO 20022 payment rails and cross-border crypto payment solutions, enabling secure and compliant digital asset transfers.

Cross-Chain & Atomic Swap Deployment: Designed and deployed Cosmos cross-chain infrastructure and atomic swap protocols for cross-border payments, improving interoperability and transaction efficiency.

Commodity & Tokenized Asset Deals: Secured, negotiated, and structured commodity and token-backed deals in metals, oil, and carbon credits with transaction values up to $500M.

Generative AI Advisory – Provided technical advisory on generative AI projects, ensuring integration with XR, blockchain, and data analytics systems while maintaining ethical and secure deployment.

Token, RWA, & Exchange Project Leadership – Oversaw technical and PMO operations for token, exchange, and real-world asset development projects with valuations up to $100M, ensuring successful delivery and regulatory alignment.

Dynamic Solutions Group
Project Based CTO
April 2022 - Present (4 years 1 month)
Oceanport, New Jersey, United States

Autonomous Drone Systems – Spearheaded design and deployment of blockchain-tracked autonomous drones, integrating tamper-proof flight logs and telemetry for defense, humanitarian aid, and disaster response operations.

Custom LLM Development for Darkweb Intelligence – Led a multi-disciplinary team in building a proprietary large language model for real-time threat detection, cybercrime pattern recognition, and cross-chain wallet risk scoring.

AI-Powered Geospatial Analysis – Designed and implemented spectrographical and satellite/drone imagery pipelines for environmental monitoring, mineral exploration, and illicit land-use detection.

Geospatial Fine-Tuned LLM – Developed a GIS-layered LLM that enhanced mission planning, predictive risk assessment, and resource allocation for government and private clients.

Smart Contract & Drone Integration – Integrated blockchain-based smart contract automation with drone fleet management to ensure compliance with multi-jurisdictional flight regulations and airspace control.

Predictive Threat Intelligence – Built AI models that cross-reference darkweb activity with spectrographic and geographic indicators, enabling predictive threat mapping for borders, infrastructure, and high-risk regions.

Scalable AI Infrastructure Deployment – Orchestrated GPU-based inference and federated learning infrastructure for LLM training, ensuring operational security across cloud and edge environments.

XRSI - XR Safety Initiative

4 years 10 months

Metaverse Tokenomics Lead

July 2021 - Present (4 years 10 months)
New York City Metropolitan Area

Metaverse and AI Economic Advisor

June 2022 - Present (3 years 11 months)
San Francisco Bay Area

Pioneered Virtual Banking Initiatives: Designed and implemented financial advisory services within metaverse platforms, enabling real-time investment consultations, virtual client engagement, and immersive financial planning experiences.

Digital Asset Strategy & Management: Advised clients and organizations on NFT portfolios, virtual real estate investments, and digital asset monetization strategies, optimizing returns and mitigating risks in the digital economy.

Economic Modeling & Simulation Expertise: Developed AI-driven economic simulations for XR and virtual environments, allowing stakeholders to test scenarios, forecast market outcomes, and make informed data-driven decisions without real-world exposure.

Regulatory & Compliance Leadership: Collaborated with governments and tech companies to design frameworks and policies for metaverse-based financial operations, ensuring ethical, legal, and secure economic activity.

Quantum Expeditions

Shareholder

February 2022 - Present (4 years 3 months)
Texas, United States

Quantum Expeditions is a Bitcoin mining operation established in Texas.

We leverage stranded gas to develop and deploy mining clusters that reduce greenhouse gas emissions, and build long-term yield

Council Exchange Board of Trade
Senior Research Fellow
January 2019 - Present (7 years 4 months)

Research and recommendations for development of the US blockchain strategy and Opportunity zone fund research.

Homeland Security Foundation of America (HSFA)
Board Member
April 2018 - Present (8 years 1 month)
Washington D.C. Metro Area

HSFA has an important mission: to advance hometown security while protecting civil liberties. We accomplish our mission by working with local, state and Federal agencies, organizations and communities to deliver life-saving public safety, energy security and health and human services programs to the public.

Quantum Economics
Director Of Data Science
June 2021 - Present (4 years 11 months)
Tel Aviv, Israel

Big Data Strategy, Data Science and Market Analysis for the Cryptocurrency and Blockchain industries

Keynote speaker
Speaker and Lecturer
May 2007 - Present (19 years)

• Delivered over 50 speeches and Keynotes globally on blockchain, cryptocurrency, big data analytics, and counterterrorism.

• Presented at prestigious events like Tulip Conference, Washington Elite Conference, and International Blockchain Conference.

• Adjunct Professor at Medgar Evers and Baruch, honing skills in public speaking, research, and education.

Prasaga Ltd
Advisor
June 2018 - July 2025 (7 years 2 months)

• Spearheaded the development of a secure real-time, inter-operable capability network for Smart cities and the Internet of Things at Prasaga Ltd.

• Achieved a significant increase in network efficiency and data exchange, contributing to the growth of the company's token-based ecosystem.

National Minority Technology Council
National Senior Fellow
December 2018 - December 2023 (5 years 1 month)

America Unites is a program designed to foster hope and economic development in urban and rural communities of need across the U.S. and around the world. AU brings knowledge management, infrastructure and technology innovation through membership

memorandum of understandings, smart contracts and community engaged public/private partnerships.

AU provides Cybersecurity, Blockchain, UAS and other STEM-CTE workforce pathways to students, parents, teachers and faculty in places of learning around the globe .

GSD Venture Studios
Executive Advisor
May 2019 - September 2022 (3 years 5 months)
Greater New York City Area

• Led global teams to establish partnerships with resilient entrepreneurs, driving explosive growth for startups.
• Took on senior operational roles in companies, leveraging trusted reputation and network for success.
• Collaborated with teams worldwide to ensure organizations grow authentically and sustainably.

PAC Global
2 years 1 month

Chief Information Officer
May 2020 - November 2021 (1 year 7 months)
New York, New York, United States

Board Member
November 2019 - May 2020 (7 months)

CoinGenius
Advisor To Chief Executive Officer
August 2019 - October 2021 (2 years 3 months)
New York, New York

Radiologex
Strategic Advisor
May 2020 - May 2021 (1 year 1 month)
New York City Metropolitan Area

Healthcare Blockchain focused on compliance and fraud prevention. Focus on COVID risk abatement and provenance of goods.

Use cases for food, medicine and transportation

Bad Coin
Advisor
February 2019 - January 2021 (2 years)

#adcoin is a peer-to-peer multichain built on 5 blockchain protocols. This allows the transfer of assets from one party to another cheaper, faster, safer, and sexier than others. Oh, and anyone can mine it, fairly, whether on GOOD or BAD computers.

GuiderGroup
Executive Data Strategist
January 2013 - March 2017 (4 years 3 months)
Greater New York City Area

As part of the Executive Data Development team at GuderGroup, we've created dedicated solutions for IBM Watson and Big Data clients.

Zephyr Technology Ventures
Executive Advisor / Venture Partner
January 2011 - December 2011 (1 year)

- Startup and Project Advisory for Gaming, Social Media and Augmented Reality Projects

Esultancy
Founder
November 2008 - March 2010 (1 year 5 months)

Note: Esultancy was acquired by Perks Consulting on Feb 25th, 2010.

• Developed Comprehensive Social Communication strategies for Mariah Carey Beauty, Iman Cosmetics
• Won ICMAD 2009 Best use of Social Media Award for ELF Cosmetics (AskELF.com) Aggregation and CRM portal
• Founding CTO and acting CMO for Plentitube.com through initial startup raise
• Negotiated Sale of Company to Perks Consulting in Early 2010

Nextweb New York
Co-Founder
September 2007 - August 2009 (2 years)

• Co-Founder of the 4th most popular Technology Meetup in the US (until 2009)
• Secured speakers and sponsors for Technology networking events that ranged from 200 - 800 attendees
• Planned bi-monthly networking events catered to New York City media and technology professionals
• Developed a growing network of over 7k professionals, connecting the Silicon Alley community by providing resources for networking and employment across the NYC arena

The Economist
Manager - Social Media Projects
June 2007 - May 2009 (2 years)

Manager Web 2.0 Projects across the Economist and EIU business units.

• Developed portfolio New Media and Social Media product offering for the Economist Intelligence Unit
• Managed the identification and documentation of user requirements from multiple business units and developed a company-wide strategy for Social Media product sales
• Managed Facebook, Open Social and Social Media strategy for economist.com
• Project management of video game, social network and microsite projects for various Fortune 100 clients based on thought leadership concepts
• Led ideation and client interfacing on a number of agency related projects for social media products and game concepts

Tacit Knowledge
VP - Social Media Strategy

May 2008 - October 2008 (6 months)

Interim Social Media Strategy Development for startups, retail, media, entertainment and financial service organizations. Syndication widget through comprehensive planning and technology execution.

Sapient Corporation
Emerging Technology Practice Lead (Director)
September 2006 - June 2007 (10 months)

• Thought Leadership and project direction for the utilization of Web 2.0 and social media technologies for Media / Finance / Television clients
• Worked with our Internal Agency to develop Social Media and Content strategies for GE, PSE+G and Chase
• Coordinated with Sapient leadership to define new media strategies for new client pitches
• Product oversight for Bridgetrack and integration with Omniture for several Media clients

Alliance Consulting
Principal
January 2004 - October 2006 (2 years 10 months)

* Project Direction for the creation of a 7TB DW and Legal Management System for the acceleration of $100M of litigation to $250M per year
* Provide Strategic guidance and project oversight for Fortune 100 Financial Services Clients
* Design and creation of Moody's Global Ratings Application Generator
* Mid-market desk consolidation for JPMorgan Chase following the Bank One Aquisition
* Develop usability and experience planning for large portal rollouts
Development Management of ad serving and affiliate management system to deliver up to 1,000,000 ads per hour
- M-commerce and SMS advertising product development for music entertainment client
- Direction of functional and development planning for migration from AS/400 financials to Oracle Financials
- Change Agent for multi-generational projects affecting over 10,000 users globally

Trans World Entertainment
Ecommerce + Web Marketing Director
July 2001 - December 2003 (2 years 6 months)

- Negotiated solutions that improved service and reduced IT expenditures by $4.7 million in two years.
- Directed e-Marketing projects in excess of $20 million including e.piphany (e-retain), Oracle KM and analytics, WACA warranty integration and Liquid Audio integration.
- User interface specification and project management for music listening/ viewing station and kiosk applications

OSD, LLC
COO / CTO
January 2000 - July 2001 (1 year 7 months)

- Direct P&L responsibility for Development managers and technical staff
- Assumed partner management role for several clients to turnaround failing Oracle implementations.
- Supervision of 15 managers and 75 employees
- Oversight of performance management, process engineering and project management inclusive of metric management and progress tracking.
- Partner managed a variety of package and custom implementation projects for financial feeds, custom CRM modules, and complex reporting packages.

Innovative Fleet Management, L.L.C
Managing Director
April 1999 - May 2000 (1 year 2 months)

- Revamped application architecture and product strategy while aiding in the acquisition of $4 million in venture capital.
- Oversaw user interface and product management for a variety of applications including: web based automotive auction portal, inventory management system and tablet condition reporting application.
- Planning, documentation and tracking for a variety of cross-organizational projects.
- Developed change management plan for portal deployment to GE Fleet Capital and Volvo Commercial
- Architected User Interface and systems for Tablet reporting system that reduced average inventory turn-over time by 50%
- Successfully negotiated to secure a multi-million dollar GE Fleet Capital contract for the liquidation of off-lease vehicles.

Assistant to the President (during graduate studies)
Pittsburgh Technology Council + SPIRC
August 1998 - April 1999 (9 months)

- Participated in brainstorming and think-tank sessions for regional workforce retention.
- Click path, log and trend analysis for pghtech.com. Complex user trend analysis including market segmentation by geography and user metrics.
- Led GIS analyses of ethnographic and demographic factors of industrial consumers in W. PA. Detailed studies performed regarding the intangible and amenity resource relationships to regional human capital retention.

Education

Carnegie Mellon University
MS, Information Science / Policy · (1997 - 1999)

University of Pittsburgh
BA, Linguistics / Economics · (1995 - 1996)

Goethe Institut
ZDF, German · (1992 - 1994)

Duquesne University
B.S. Program, Marketing / Economics · (1991 - 1994)